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ADAM T. TEUFEL adam.teufel@dechert.com +1 202 261 3464 Direct +1 202 261 3333 Fax

June 2, 2022

VIA EDGAR

Filing Desk

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Deborah L. O’Neal

Re:	Schwab Strategic Trust (File Nos. 333-160595 and 811-22311) (the “Registrant”)

Dear Ms. O’Neal:

This letter responds to the comments of the U.S. Securities and Exchange Commission (“SEC”) staff (“Staff”) on Post-Effective Amendment (“PEA”) No. 141 to the Registrant’s registration statement on Form N-1A (“Registration Statement”) under the Securities Act of 1933, as amended (“1933 Act”), and Amendment No. 143 under the Investment Company Act of 1940, as amended (the “1940 Act”), filed pursuant to Rule 485(a)(2) under the 1933 Act on March 2, 2022. PEA No. 141 relates to the registration of shares of Schwab Crypto Economy ETF (the “Fund”), which is a new series of the Registrant. The SEC staff’s comments were provided by you to Adam T. Teufel and Phillip Garber of Dechert LLP in a telephonic discussion on April 14, 2022.

Throughout this letter, capitalized terms have the same meaning as in PEA No. 141, unless otherwise noted. A summary of the Staff’s comments, followed by the responses of the Registrant, is set forth below:

1.	Comment: The Fund’s principal investment strategies state that the Schwab Crypto Economy Index® (the “Index”) “is designed to deliver global exposure to companies that are actively engaged” (emphasis added) in certain business activities that are disclosed in the prospectus. Please add additional disclosure regarding the objective/quantifiable criteria that will be used by the Index to determine whether a company is “actively engaged” in one or more such business activities.

Response: The disclosure will be updated to reflect that the Index is designed to provide global exposure to companies that may benefit from, rather than are actively engaged in, the business activities indicated in the prospectus (collectively referred to in the prospectus as the “crypto economy” and, as it relates to the Fund’s principal investment strategies, the “Theme”).

June 2, 2022 Page 2

2.	Comment: Please provide the Staff a copy of the white paper for the Index, including a list of its constituents as of a recent date.

Response: A white paper for the Index and a list of Index constituents as of a recent date will be provided to the Staff under separate cover.

3.	Comment: The Fund’s principal investment strategies state that the business activities comprising the Theme include “either directly or indirectly facilitating others in validating consensus mechanisms for…investing in, or trading cryptocurrency or other digital assets…”. Please clarify in the principal investment strategies and principal risks that the economic fortunes of such companies may not be significantly tied to their respective blockchain activities.

Response: The Registrant will clarify the language in the “Risk of Investing in Crypto Economy Companies” principal risk disclosure.

4.	Comment: The Fund’s investment objective states that the Index is “designed to deliver global exposure to companies that may benefit from the development or utilization of cryptocurrencies (including bitcoin) and other digital assets…” Please specify what “other digital assets” means or delete this language.

Response: The Registrant notes that “digital assets” is defined in the principal investment strategies to mean “assets issued and transferred using cryptographically secured distributed ledger or blockchain technology.” The Registrant further notes that the reference to “other digital assets” provides important clarification to investors because the companies engaged in the crypto economy that comprise the Index may include companies that are engaged in activities involving digital assets that are not cryptocurrencies, which is the context for “other digital assets” (i.e., other than cryptocurrencies). The Registrant believes that the aforementioned disclosure adequately defines “other digital assets” for purposes of the Fund’s investment objective. Accordingly, the Registrant respectfully declines to make changes in response to this comment.

5.	Comment: Please provide the Staff a copy of the completed “Fund fees and expenses” and “Example” tables for the Fund.

Response: The completed “Fund fees and expenses” and “Example” tables will be provided to the Staff under separate cover.

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6.	Comment: The Fund’s principal investment strategies describe four steps utilized by the Index provider to construct the Index. Please revise the disclosure to further clarify the distinction between steps 1 and 2. The Staff notes that step 1 indicates that the companies comprising the eligible universe for the Index includes “any company listed on a stock exchange in the Eligible Trading Venues,” and step 2 addresses mapping companies to securities “listed on major stock exchanges in the Eligible Trading Venues.”

Response: The Registrant acknowledges the Staff’s comment and will remove the reference to “major” stock exchanges in step 2 for clarification.

7.	Comment: The Fund’s principal investment strategies indicate that the Index may be concentrated in a particular industry, group of industries or sector. Please add corresponding principal risk disclosure for the industries or sectors in which the Index might be concentrated.

Response: The Registrant will review the Index’s exposures and will determine whether or not additional risk disclosure is necessary.

8.	Comment: The Fund’s principal investment strategies state that the Fund may have “indirect exposure to cryptocurrencies by virtue of its investments in companies that use one or more digital assets as part of their business activities or that hold digital assets as proprietary investments.” Please explain why this disclosure should be included or delete the disclosure in light of the Staff’s concerns with indirect investment in cryptocurrencies.

Response: As disclosed in the prospectus, the Fund will not invest in cryptocurrency or digital assets directly. However, the Fund’s investment strategy is to track an Index that is designed to deliver global exposure to companies engaged in the “crypto economy.” The Registrant believes that the statement about the Fund’s potential indirect exposure to cryptocurrencies is appropriate to include in the principal investment strategies because the Fund will be economically exposed to the fortunes and risks of the companies comprising the Index, each of which may derive revenue and/or profit from cryptocurrencies or other digital assets, notwithstanding that the Fund will not invest directly in cryptocurrencies or digital assets. Accordingly, the Registrant has not revised the disclosure in response to the Staff’s comment.

9.	Comment: The Fund’s principal investment strategies include a paragraph defining “digital assets.” Please consider revising this disclosure to include specific investments contemplated by the term.

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Response: The term “digital assets” is broadly defined in the prospectus to mean “assets issued and transferred using cryptographically secured distributed ledger or blockchain technology.” The principal investment strategies notes that this may include “all digital assets,” including both digital asset securities and cryptocurrencies, and that many digital assets rely on blockchain technology. In the rapidly evolving crypto economy, the Registrant believes that this definition provides sufficient clarity and appropriate flexibility to capture existing and future types of digital assets that Index constituents may benefit from over time. The Registrant therefore declines to revise the disclosure as suggested.

10.	Comment: In the SAI, page 31, please delete the statement that the Fund reserves the “absolute” right to reject or suspend creations, including if “(iv) acceptance of the Deposit Securities would have certain adverse tax consequences to the fund;” and “(vi) acceptance of the Fund Deposit would otherwise, in the discretion of the Trust or Schwab Asset Management, have an adverse effect on the Trust or the rights of beneficial owners….” The Staff recognizes that the disclosure in question may be derived from statements related to prior exemptive relief obtained by ETFs. However, in connection with the recent proposal and adoption of rule 6c-11, the Commission stated its belief that “an ETF generally may suspend the issuance of creation units only for a limited time and only due to extraordinary circumstances, such as when the markets on which the ETF’s portfolio holdings are traded are closed for a limited period of time.” See “Exchange-Traded Funds,” Release No. 33-10515, at pp.67-68 (June 28, 2018). In adopting the rule, the Commission further noted that “[i]f a suspension of creations impairs the arbitrage mechanism, it could lead to significant deviation between what retail investors pay (or receive) in the secondary market and the ETF’s approximate NAV. Such a result would run counter to the basis for relief from section 22(d) and rule 22c-1 and therefore would be inconsistent with rule 6c-11.” See “Exchange-Traded Funds,” Release No. 33-10695, at p.59 (Sep. 25, 2019). While the Staff recognizes that in certain limited circumstances, ETFs may have a sound basis for rejecting individual creation orders, the Staff believes that the disclosure in question is sufficiently broad to run counter to the SEC’s position to the extent the rejection of orders would effectively result in the suspension of creations.

Response: The Registrant respectfully submits that the 1940 Act does not obligate the Fund to accept a particular creation order. The SEC has acknowledged this principle. See, e.g., Investment Company Swing Pricing, 81 Fed. Reg. 82084, 82128 (Nov. 18, 2016) (“we note that unlike redemptions, funds may reserve the right to decline purchase requests”); Disclosure Regarding Market Timing and Selective Disclosure of Portfolio Holding, 69 Fed. Reg. 22299, 22302 (Apr. 23, 2004) (stating that “a fund may reserve the right to reject a purchase or exchange request for any reason, provided that it discloses this policy in its prospectus.”); see also Exchange-Traded Funds, 83 Fed. Reg. 37332, 37349

June 2, 2022 Page 5

(July 31, 2018) (“we believe an ETF generally may suspend the issuance of creation units only for a limited time and only due to extraordinary circumstances . . . .”). The referenced disclosure, combined with other disclosure in the Fund’s registration statement, alerts prospective investors of the right of the Registrant to reject a particular creation order consistent with this principle; it is not intended to address a scenario where an ETF suspends all creation orders indefinitely. Notwithstanding the foregoing, the Registrant will revise the beginning of this paragraph in the SAI, as follows:

The Trust reserves the ~~absolute~~ right to reject or revoke acceptance of an individual creation order transmitted to it by the transfer agent in respect of the fund~~. For example, the Trust may reject or revoke acceptance of an order,~~ if, including, but not limited to, the following conditions are present: (i) the order does not conform to the procedures set forth in the Participant Agreement; . . .

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Should you have any questions or comments, please contact the undersigned at 202.261.3464.

Sincerely,

/s/ Adam T. Teufel

Adam T. Teufel